

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2019

<u>Via E-Mail</u>

Norman Reynolds
Norman T. Reynolds Law Firm, P.C.
P.O. Box 246
186 Henkel Circle
Round Top, Texas 78954

> **Re: Greenway Technologies, Inc.**
> **DFRN14A filed January 22, 2019**
> **Filed by Greenway Technologies, Inc. Shareholder Committee**
> **File No. 0-55030**

Dear Mr. Reynolds:

The Office of Mergers and Acquisitions has reviewed the revised filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

<u>Proxy Statement filed on January 22, 2019</u>

<u>General</u>

1. Refer to comment 1 in our last comment letter. The web site where you will post the proxy materials, as well as certain other data in the proxy statement such as the number of Greenway shares outstanding (see page 9), have been left blank. Please fill in all blanks in the proxy statement. Information that is subject to change may be bracketed until finalized.

2. In response to comment 2 in our last letter, you have added Richard Halden as a participant in this solicitation. Please provide the disclosure required by Item 5(b)(1)(ii) with respect to all participants including Mr. Richard Halden.

<u>Greenway Technologies Shareholders Entitled to Vote, page 8</u>

3. Refer to footnote 6 in the table of share ownership on page 9 of the revised proxy statement. Please revise to clarify the meaning of the following statement: "Mr.

Takacs is also a director of Greenway Technologies, and has been proposed as a director of Greenway Technologies."

Form of Proxy

4. The form of proxy states that it is "Solicited on behalf of the Shareholders of Greenway Technologies." As you know, the proxy is actually being solicited on behalf of the dissident Shareholders Committee group. We think the statement above as it appears may tend to confuse shareholders. Please revise.

5. The body of your proxy statement states you are soliciting votes for four proposals. However, the form of proxy includes a means of voting on only a single proposal (Proposal 2 – the election of directors). Please revise.

Please respond to the above comments promptly by revising the proxy statement and accompanying it with a response letter describing your responses to the above comments and identifying where revised language appears in the proxy statement. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions